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                             [JONES DAY LETTERHEAD]




002371:ale 2160141
025090-060006

                                November 1, 2004


VIA EDGAR AND FEDERAL EXPRESS

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
Office of Mergers and Acquisitions
U.S. Securities & Exchange Commission
Division of Corporation Finance
AD No. 5, Mail Stop 0305, Room 3106
450 Fifth Street, N.W.
Washington, D.C.  20549

                              RE: EDELBROCK CORPORATION

AMENDMENT NO. 2 TO SCHEDULE 13E-3      REVISED PRELIMINARY PROXY ON SCHEDULE 14A
FILED OCTOBER 21, 2004                 FILED OCTOBER 21, 2004
FILE NO. 5-53153                       FILE NO. 0-24802


Dear Mr. Panos and Ms. Losert:

        On behalf of Edelbrock Corporation ("Edelbrock") and in response to the comments of the Staff of the Securities and Exchange Commission ("SEC") set forth in the SEC's letter dated October 27, 2004, we are electronically transmitting conformed copies of Edelbrock's revised Preliminary Proxy Statement (the "Revised Preliminary Proxy Statement") and Amendment No. 3 to the Schedule 13E-3 (the "Amended 13E-3"), and we will also send one clean copy and three hard copies marked to show changes from the revised Preliminary Proxy Statement and Amendment No. 2 to the Schedule 13E-3 filed with the SEC on October 21, 2004. For your convenience, the text of the Staff's comments has been included in this letter.

SCHEDULE 13E-3

GENERAL

        COMMENT 1. We note your response to our prior comment nos. 1 and 2. Based on your response to our prior comment no. 2, Banc of America Securities provided reports related to the consideration of the transaction during the November 2003, February and March 2004 dates. Please be advised that the outside party producing the report need not determine or recommend

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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 1, 2004
Page 2



the amount of consideration to be paid in order for the report to fall within the scope of Item 1015. See Item 1015(b)(5). With the exception of information otherwise simply publicly available to the parties, expand the disclosure to summarize the information produced by Banc of America. At a minimum, it appears the disclosure should be amended to provide the following information:

        (a)     General information regarding going private transactions

        (b) Analysis of Implied Transaction Statistics at Various Illustrative Purchase Prices

        (c)    Recent Selected Going Private Transaction Analysis

        To the extent all of the subject categories detailed in response to prior comment no. 2 are not summarized, please provide a supplemental explanation as to why such information was otherwise publicly available and accessible to the parties shown the presentation. In addition, the portions of the report relating to the matters summarized should be filed as an exhibit pursuant to Item 1016(c) of Regulation M-A.

        Response: As requested, disclosure has been added on pages 49 to 54 of the Revised Preliminary Proxy Statement in accordance with the Staff's comment. A summary of the materials reviewed by Banc of America Securities with Mr. Edelbrock has been incorporated into the Revised Preliminary Proxy Statement with a focus on the materials reviewed at the February 12, 2004 meeting. While the materials reviewed at each of the meetings were substantially similar, with the analyses being updated to the most recent practicable date prior to the date of each meeting, the disclosure focuses on the materials Banc of America Securities reviewed with Mr. Edelbrock at the February 12th meeting as the March 11th materials are more summary in nature and the February 12th materials were substantively more current than the materials presented on November 18, 2003. In addition, copies of the written materials that Banc of America Securities reviewed with Mr. Edelbrock at the meetings on November 18, 2003, February 12, 2004 and March 11, 2004 have been filed as exhibits to the Schedule 13E-3 filed by the transaction parties.

Preliminary Proxy Materials

Special Factors, page 19

        COMMENT 2. We note your amended disclosure on page 28, relating to the October 14, 2004 offer by the California Investment Fund to acquire all outstanding shares of Edelbrock for a per share price in the range of $19.00 to $19.50. Given Mr. Edelbrock's substantially lower offer of $16.75 to unaffiliated shareholders, advise us on what consideration has been given to qualifying the fairness determinations to make clear that the existing fairness determinations were made prior to receipt of the most recent CIF offer. In addition, explain to us why the filing

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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 1, 2004
Page 3



parties have ostensibly concluded they are not obligated to make an additional substantive fairness determination in view of the recent offer made by CIF.

        Response: On October 18, 2004, the special committee of the Edelbrock board of directors met to review the CIF letter and related events. During this meeting, Kerlin Capital confirmed to the special committee that its fairness opinion remained operative and would not be affected by CIF's indication of interest, noting it had been effectively withdrawn. The special committee considered this background, as well as the fact that CIF had not performed any due diligence inquiry or other procedures relating to Edelbrock. Following additional discussion, the special committee determined that there was no basis to consider the CIF letter as a proposal since, among other things, CIF's interest was conditioned on acquiring a controlling interest in the Company. The special committee also determined that, considering Kerlin Capital's advice and that the CIF letter was neither a firm nor a fully-financed offer, there was no basis to further consider its conclusions and recommendations relating to the merger agreement and the transactions contemplated by it. See page 28 of the Revised Preliminary Proxy Statement.

        COMMENT 3. We understand that Mr. Edelbrock has indicated that he is not a seller "at any price" to CIF. Explain to us, with a view toward disclosure, what consideration the board of directors has given to delaying its proposed transaction in view of the most recent offer by CIF. Advise us, with a view toward disclosure, why Mr. Edelbrock's refusal to sell his shares to a third party "at any price" is consistent with his fiduciary duties to other unaffiliated security holders.

        Response: As explained above in the response to comment no. 2, the special committee of Edelbrock's board of directors determined that the CIF letter was not a meaningful proposal, since CIF had only expressed an interest at a time it thought Mr. Edelbrock might be interested in selling his shares and that the CIF letter was neither a firm nor a fully-financed offer, allowing a purchase of the company as a whole by CIF. Mr. Edelbrock has determined not to sell his shares, and under Delaware law, a majority stockholder is "under no duty to sell its holdings in a corporation, even if it is a majority shareholder, merely because the sale would profit the minority." Bershad v. Curtiss-Wright Corporation, 535 A.2d 840 (Del. 1987). In addition, the Delaware courts have explicitly recognized that even with the existence of a bona fide, unconditional third party offer for all the outstanding shares, which is not the case with respect to the CIF letter, "the fact that [a third party] was willing to pay more for all of the shares does not, logically, support an inference that [the majority shareholder's] proposal for the non-controlling shares was not fair." Mendel v. Carroll, 651 A.2d 306 (Del Ch. 1994). We note that CIF withdrew its tentative proposal prior to the October 18 meeting of the special committee, and on the basis of the above the special committee found no reason to change its conclusions and recommendations. See page 28 of the Revised Preliminary
Proxy Statement.
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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 1, 2004
Page 4



        COMMENT 4. Please clarify your reference on page 26 on the special committee's ability to change or withdraw the recommendation of the merger to Edelbrock's unaffiliated stockholders and effect a termination of the merger agreement if the special committee determined that the failure to take such action would be reasonably likely to entail a breach of the board of directors' or the special committee's fiduciary duties. Based on the contractual provision of your merger agreement, it does not appear that the special committee has the power to effect a termination of the merger. Please revise disclosure to clarify this apparent inconsistency.

        Response: In response to the Staff's comment, as disclosed in the Revised Preliminary Proxy Statement and in accordance with the procedural and substantive fairness and fiduciary duty requirements of Delaware law, the board of directors of Edelbrock formed a special committee, consisting of independent directors unaffiliated with Mr. Edelbrock, to consider, negotiate, and recommend, if deemed appropriate by the special committee in its sole discretion after consultation with its independent financial and legal advisors, a transaction with Mr. Edelbrock. As described on page 26 of the Revised Preliminary Proxy Statement, during the course of the special committee's negotiations with Mr. Edelbrock, the special committee obtained what it believed was an important concession from Mr. Edelbrock; namely, terms in the merger agreement which (1) permitted the special committee to make an adverse recommendation change if the special committee determined, after receipt of advice from its legal and financial advisors, that the failure to make such an adverse recommendation change would be reasonably likely to entail a breach of the special committee's or the board's fiduciary duties under Delaware or other applicable law; and (2) provided for the automatic termination of the merger agreement upon any such adverse recommendation change by the special committee. See Sections 4.3(e) and 8.1.(b) of the merger agreement. While the special committee's authority to make an adverse recommendation change and thereby effect a termination of the merger agreement is limited to circumstances where such a change is compelled by applicable law governing the special committee's and/or the board's fiduciary duties, under those circumstances the merger agreement does nonetheless provide the special committee with the means to terminate the merger agreement.

The Board of Directors, page 33

        COMMENT 5. In a transaction subject to Rule 13e-3 involving an issuer, the issuer, as a filing person on Schedule 13E-3, must provide to the issuer's unaffiliated security holders its position as to both the procedural and substantive fairness of the transaction. The issuer's obligation to comply with Rule 13e-3 arises from its engagement as a signatory to the merger agreement and recommendation to vote in favor of the merger agreement. The issuer, therefore, is clearly required under Rule 13e-3(b)(2)(i) to complete, file and disseminate a Schedule 13E-3 in accordance with Rules 13e-3(d), (e) and (f). Item 8 of
Schedule 13E-3 directs that each
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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 1, 2004
Page 5



person filing the Schedule 13E-3 state whether it ". . . reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders." The issuer is required to expressly issue an opinion as to the procedural and substantive fairness of the transaction to the issuer's unaffiliated shareholders, appear on and sign the Schedule 13E-3. See Question and Answer 5 in Exchange Act Release No. 17719.

        Response: As discussed with the Staff, the disclosure commencing under the sub-heading "The Board of Directors" on page 34 of the Revised Preliminary Proxy has been changed to delete the implied partial discussion as to the procedural and substantive fairness of the transaction to the unaffiliated public stockholders of Edelbrock. Further, a cross-reference to where the discussion of the board's opinion as to the fairness of the transaction to the Edelbrock unaffiliated public stockholders can be found in the Revised Preliminary Proxy Statement and has been added to the disclosure under this sub-heading.

        COMMENT 6. Please note the staff views officers and directors of the issuer as affiliates when considering whether your current references to public "stockholders" and stockholders "other than Mr. Edelbrock and his affiliates" are sufficiently specific to satisfy the filing parties' disclosure obligations under Item 1014 of Regulation M-A. Unless the affiliates of Mr. Edelbrock are the only affiliates of Edelbrock Corporation, please revise your disclosure to clarify that the referenced fairness determinations are addressed specifically to unaffiliated stockholders within the meaning of our interpretation publicly available in the Current Issues Outline on our website, www.sec.gov.

        Response: In response to the Staff's comment, the references to the fairness determinations made by Edelbrock's board and the special committee of the board have been clarified throughout this section to confirm that these determinations were made with respect to Edelbrock's public unaffiliated stockholders, and not encompassing all stockholders "other than Mr. Edelbrock and his affiliates."

        COMMENT 7. While we recognize the board's belief that sufficient procedural safeguard exist, revise to explicitly state, if true, that the board believes that the proposed transaction is procedurally fair to the unaffiliated security holders of Edelbrock Corporation.

        Response: As explained above in response to comment no. 5, the Revised Preliminary Proxy Statement on page 34 has been edited to remove the implication that the discussion is intended to be a discussion of the procedural and substantive fairness of the transaction to Edelbrock's unaffiliated public stockholders.
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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 1, 2004
Page 6



Accounting comment

Schedule 14A, Amendment No. 2
(As incorporated by reference into the Schedule 13E-3 filing)

Age of Financial Statements and Where Stockholders Can Find More Information, page 77

        COMMENT 8. We note your response to our prior comment 9; however, we are unable to locate your revisions in the proxy statement. Please amend the proxy statement to incorporate by reference your June 30, 2004 Annual Report on Form 10-K and to eliminate the references to the outdated filings. We refer you to the updating requirements as set forth in Rule 3-12 of Regulation S-X.

        Response: As discussed with the Staff, these revisions were included in the October 21st filing of the preliminary proxy statement. In addition, this section of the proxy statement has been further updated in the revised filing.

CLOSING COMMENTS

        Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable form the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

        Please direct any questions regarding the accounting comments to Beverly Singleton, Staff Accountant, at (202) 942-1912, or in her absence, to Linda Cvrkel, Review Accountant, at (202) 942-1936. For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-2920.
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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 1, 2004
Page 7



        Response: We believe we have revised the Preliminary Proxy Statement and
Schedule 13E-3 in accordance with the Staff's comments. If you have any questions regarding the revised filings, please do not hesitate to contact Esme Smith or myself at (213) 489-3939, or by facsimile at (213) 243-2539.

                                               Sincerely,


                                               /s/ David A. Hatch

                                               David A. Hatch

cc:     Mr. Jeffrey L. Thompson
        Mr. Aristedes T. Feles
        Mr. William K. Doyle
        Mr. Benjamin C. Sexton
        Mr. Craig L. Lawson
        Robert T. Clarkson, Esq.
        Sean M. McAvoy, Esq.
        John W. Edwards, II, Esq.
        Esme C. Smith, Esq.
        Samuel A. Nolen, Esq.
        Marc L. Brown, Esq.
        Michael V. Gisser, Esq.
        John R. Light, Esq.
        Ann H. Woo, Esq